cue

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

09047053

SEC Mail Processing
Section

SEP 10 2009

Washington, DC
110

3 September 2009

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp. Vanessa Halford

Andrew M Knox
Public Officer

Enc.

dlw
9/30

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Spikey Beach -1 Update
T/38P – Bass Basin

Beach Petroleum Limited, the operator for a designated area of interest within permit T/38P, and the Spikey Beach-1 well, reported today (03/09/2009) that:

> "The Ocean Patriot semi-submersible drilling rig is expected to be released to Beach for the drilling of the Spikey Beach-1 exploration well in T/38P, in the Bass Basin offshore Tasmania later today. Beach is the operator for the well and will be earning 80% in the Spikey Beach farmout blocks through the drilling of the well. Spikey Beach-1 will be targeting mean recoverable oil of 16 million barrels and a high side of 41 million barrels (recoverable) of oil in the Upper Eastern View Group. The well is expected to spud early next week, dependent upon weather conditions.

The participants in Spikey Beach-1 well are:

Beach Petroleum Limited (*operator*)	80%
Galveston Mining (*100% Cue Energy Resources Subsidiary*)	10%
Exoil Ltd	10%

Any queries regarding the announcement should be directed to the company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

03 September 2009